                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-32432



                                   PROSPECTUS

                               THE GOOD GUYS, INC.

                         281,200 Shares of Common Stock


      This prospectus covers 281,200 shares of The Good Guys, Inc. common stock, par value $.001 per share, which may be offered for sale by the Selling Shareholders who have acquired or will acquire such shares in transactions not involving a public offering, including 200,400 shares which may be offered for sale by the Selling Shareholders who may acquire such shares pursuant to the exercise of 200,400 warrants granted to them. One of the Selling Shareholders, Morgan Keegan & Company, Inc., received its warrants covering 160,000 shares in connection with services rendered to us in a private placement of our shares completed in August 1999. The other Selling Shareholder, Citron Haligman Bedecarre, received 80,800 shares and warrants covering 40,400 shares in connection with advertising services rendered to us. The warrants provide for appropriate anti-dilutive adjustments in the number of shares of common stock issuable upon their exercise, and any additional shares of common stock issued pursuant to such adjustments will also be shares whose resale is covered by this prospectus. We are registering the shares, including the shares underlying the warrants, under the Securities Act of 1933, as amended, on behalf of the Selling Shareholders in order to permit the public sale or other distribution of the shares.

            The shares may be offered and sold from time to time by the Selling Shareholders through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. We will not realize any proceeds from the sale of the shares by the Selling Shareholders.

            Our common stock trades on the Nasdaq National Market under the symbol "GGUY." On March 23, 2000, the last reported sale price of the common stock was $4.625.

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SEE NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 24, 2000.

      NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE SUCH DATE.

                                TABLE OF CONTENTS

                                                                                    PAGE

Where You Can Find More Information...................................................4


Note Regarding Forward-Looking Statements And Risk Factors............................5


The Company...........................................................................8


Use Of Proceeds.......................................................................8


Selling Shareholders..................................................................9


Plan Of Distribution..................................................................9


Legal Matters........................................................................12


Experts..............................................................................12

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended September 30, 1999, and our Report on Form 10-Q for the quarter ended December 31, 1999.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference in this prospectus on the date of filing such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

We will furnish without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Request should be made to:

                           Vance R. Schram
                           Vice President, Finance, Controller
                           and Secretary
                           The Good Guys, Inc.
                           7000 Marina Boulevard
                           Brisbane, California 94005-1030
                           (650) 615-5000

                 NOTE REGARDING FORWARD-LOOKING STATEMENTS AND
                                 RISK FACTORS.

This prospectus and the documents incorporated in this prospectus by reference may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements reflect our current expectations and are based upon currently available data. There are a variety of factors and risks that could cause actual results experienced to differ materially from the anticipated results or other expectations expressed in the forward-looking statements or affect the decision to invest in our securities, including, but not limited to those set forth in our Form 10-K Annual Report for the fiscal year ended September 30, 1999 and the following:

FAILURE TO RETURN TO PROFITABILITY COULD MATERIALLY AFFECT OUR VENDER AND LENDER RELATIONSHIPS.

We have experienced operating losses for the fiscal years ended September 30, 1998 and 1999 aggregating approximately $8.9 million and $39.3 million, respectively. Operating results for fiscal 1999 include a one-time charge of $9.3 million related to personnel reduction and inventory and accounts receivable write-offs. Although we believe we will be able to return to profitability in fiscal 2000 if we are able to successfully implement the turn-around strategy discussed later in this prospectus, there can be no assurance that we will be able to do so. Failure to return to profitability could have a material adverse effect on our relationships with our vendors and lenders.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Our success depends upon the active involvement of senior management personnel, particularly Ronald Unkefer, our Chairman and Chief Executive Officer. The loss of the full-time services of Ronald Unkefer or other members of our senior management team could have a material adverse effect on our results of operations and financial condition. Except for an employment contract with Ronald Unkefer and severance agreements with our officers, we do not have employment agreements with any members of our senior management team.

COMPETITIVE FACTORS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The retail consumer electronics industry is highly competitive. We currently compete against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy. Those competitors sell, among other products, audio and video consumer electronics products similar and often identical to those we sell. Certain of these competitors have substantially greater financial resources than we have. A number of different competitive factors could have a material adverse effect on our results of operations and financial condition, including, but not limited to:

     -      Increased operational efficiencies of competitors;

     -      Competitive pricing strategies;

     -      Expansion by existing competitors;

     -      Entry by new competitors into markets in which The Good Guys

     - Adoption by existing competitors of innovative store formats or retail sales methods.

OUR SALES FLUCTUATE SEASONALLY AND QUARTERLY.

Like many retailers, our business is affected by seasonal shopping patterns. The fourth calendar quarter, which is our first fiscal quarter and which includes the December holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of our operating results for the entire fiscal year. As a result, any factors negatively affecting us during results calendar quarter of any year, could have a material adverse effect on our results of operations for the entire year. More generally, our quarterly results of operations also may fluctuate based upon such factors as:

     -      Competition;

     -      General regional and national economic conditions;

     -      Consumer trends;

     -      Changes in our product mix;

     -      Timing of promotional events;

     -      New product introductions; and

     - Our ability to execute our business strategy effectively.

CHANGES IN CONSUMER DEMAND MAY LOWER OUR SALES OR PROFITS.

Our success depends on our ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer products and changes in such demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those we offer, are affected by, among other things, prevailing economic conditions. In addition, the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest stimulate the demand for audio and video consumer electronics products. It is possible that these products or other new products will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies. Significant deviations from the projected demand for products we sell would have a materially adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory.

LOSS OF KEY SUPPLIERS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The success of our business and growth strategy depends to a significant degree upon our maintaining a good relationship with our suppliers, particularly brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, JVC, and Panasonic. The loss of any of these key vendors or our failure to establish and maintain relationships with these or other vendors could have a material adverse effect on our results of operations and financial condition.

WE DEPEND UPON FOREIGN VENDORS.

We purchase a significant portion of our inventory from overseas vendors, particularly vendors headquartered in Japan. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items we purchase from foreign vendors or create shortages of such items, which could in turn have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products and may limit or eliminate our ability to successfully differentiate The Good Guys, Inc. from other competitors, thereby resulting in an adverse effect on our sales, margin or competitive position.

SALE OF SHARES ELIGIBLE FOR FUTURE SALE UNDER OPTIONS OR WARRANTS MAY ADVERSELY AFFECT STOCK PRICE.

As of the date of this prospectus, we have outstanding stock options and warrants to purchase an aggregate of 4,649,897 shares of common stock at exercise prices ranging from $3.00 to $20.38 of which options and warrants to purchase 2,373,923 shares are exercisable now. The sale of shares covered by such options or warrants by the holders thereof, pursuant to existing registration statements or registrations statements filed upon exercise of registration rights given them or pursuant to exemptions from registration could have an adverse effect on the market price for our common stock.

                                   THE COMPANY

We were incorporated in California in 1976. On March 4, 1992, we changed our state of incorporation from California to Delaware by merging into a wholly owned Delaware subsidiary formed for that purpose. On September 1995, we transferred substantially all of our assets and liabilities to The Good Guys - California, Inc., our wholly-owned operating subsidiary.

We are a leading specialty retailer of consumer electronics products and currently operate 79 stores, 3/4 of which are located in California, with the balance in Washington, Oregon and Nevada.

On July 1, 1999, our Founder, former Chairman and Chief Executive Officer, Ronald A. Unkefer, rejoined us as our Chairman and Chief Executive Officer after purchasing for $4.7 million in cash 1,450,000 restricted shares of our common stock and acquiring warrants for an additional 1,435,000 shares of our common stock, exercisable at a price of $3.39612 per share.

In July, 1999, we announced our profitability strategy that included the following key elements:

      - Elimination of the sale of computers and home office products from our overall product mix;

      - Implementation of cost reductions with respect to general and administrative costs, as well as in store and other operating costs;

      -     Adoption of a new integrated branding and marketing campaign; and

      - A focus on providing early adopters, product-savvy consumers and middle and upper-income customers with a distinctive selection of electronics products and services.



                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of any shares of common stock, including the shares underlying warrants by the Selling Shareholders, but will pay all expenses related to the registration of the shares, including the shares underlying warrants. We could receive up to $1,229,975 from the exercise of the warrants covered by this prospectus.

                              SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our common stock and warrants by the Selling Shareholders as of the date of this prospectus, the number of shares, including the shares underlying warrants, included for sale in the offering and the beneficial ownership of common stock by such Selling Shareholders after the offering (assuming sale of all of the shares offered by all of the Shareholders). Such information was furnished to us by the Selling Shareholders. Morgan Keegan & Company, Inc., which has acted as a market maker in the Company's shares, received warrants covering 160,000 shares, in connection with services rendered to us in a private placement of our shares completed in August 1999 and the underlying shares are being registered herein. Citron Haligman Bedecarre received 80,800 shares and warrants covering 40,400 shares in connection with advertising services rendered to us and such shares including the shares underlying the warrants are being registered herein. Except as just described, to our knowledge, none of the Selling Shareholders has had, within the past three years any material relationship with us.


                                                                         Percentage Of
                       Shares Owned     Shares To Be    Shares To Be     Shares To Be
                       Prior To The     Sold In The     Owned After      Owned After The
Name                   Offering (1)     Offering (1)    the Offering     Offering
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Citron Haligman            121,200         121,200            -0-              -0-
Bedecarre
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Morgan Keegan &            160,000         160,000            -0-              -0-
Company, Inc.
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            (1) Includes the shares of common stock issuable upon exercise of warrants.


                              PLAN OF DISTRIBUTION

             We are registering the shares, including shares underlying warrants, on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees, transferees or other successors-in-interest selling shares and warrants received from a Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares, including the shares underlying warrants, offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares, including the shares underlying warrants, will be borne by the Selling Shareholders. Sales of shares and warrants may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated private transactions not effected on any exchange, through put or call options transactions relating to the shares, including the shares underlying warrants, through short sales or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

             The Selling Shareholders may effect such transactions by selling directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares and warrants for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

             The Selling Shareholders and any broker-dealers that act in connection with the sale of shares, including the shares underlying warrants, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares, including the shares and underlying warrants, sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares, including the shares underlying warrants, against certain liabilities, including liabilities arising under the Securities Act.

             Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

             Selling Shareholders also may resell all or a portion of the shares, including shares underlying warrants, in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet its criteria and conform to its requirements.

             Upon our notification by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for a sale through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

      - the name of each such selling shareholder and of the participating broker-dealer(s);

      -     the number of shares involved;

      -     the price at which such shares were sold;

      - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

      - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

      -     other facts material to the transaction.

In addition, upon our notification by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                          DESCRIPTION OF CAPITAL STOCK

            Common Stock. All of our outstanding shares of common stock are fully paid and non-assessable. Subject to the prior rights to the holders of preferred stock which may be issued in the future, the holders of common stock are entitled to received dividends if and when declared by the Board of Directors out of funds legally available therefor and in the event of our dissolution, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences of the holders of such preferred stock. Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized common stock may be issued without shareholder approval.

            Our Transfer Agent and Registrar is Chase Mellon Shareholder Services, 235 Montgomery Street, 23rd Floor, San Francisco, CA 94104.

            Preferred Stock. We have authorized in our Certificate of Incorporation 2,000,000 shares of preferred stock, $.001 par value per share, none of which has been issued. Authorized but unissued preferred stock is available for issuance from time to time at the discretion of our board of directors without shareholder approval. Our board of directors has the authority to prescribe for each series of preferred stock that it establishes the number, designation, preferences, limitations and relative rights of the shares of such series, subject to applicable law and provisions of any outstanding series of preferred stock. The terms of any series of preferred stock, including, but not limited to, dividend rate, redemption price, liquidation rights, sinking fund provisions, conversion rights and voting rights, and any corresponding effect on other shareholders, will be dependent largely on factors existing at the time of issuance. Such terms and effects could include restrictions on dividends on the common stock if dividends on the preferred stock are in arrears, dilution of the voting power of other shareholders to the extent a series of the preferred stock has voting rights and reduction of amounts available on liquidation as a result of any liquidation preference granted to any series of preferred stock.


                                  LEGAL MATTERS

            The legality of the common stock and warrants offered hereby will be passed upon for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation.


                                     EXPERTS

            The financial statements incorporated in this registration statement by reference from the Company's Annual Report on Form 10-K for the year ended

September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.